Exhibit 99.1

News Release

April 19, 2021

Turquoise Hill announces first quarter 2021 production and Oyu

Tolgoi mine update

Turquoise Hill Resources Ltd. (“Turquoise Hill” or the “Company”) today announced first quarter 2021 production for Oyu Tolgoi LLC (“Oyu Tolgoi”) and provided an update on the Oyu Tolgoi mine.

Q1 2021 highlights

•	In Q1 2021, the mining of Phase 4b and Phase 6b moved deeper into the higher grade ore zone, resulting in a planned increase in head grades:

o	Copper production of 45,449 tonnes, an increase of 29% vs. Q1 2020 and of 9% vs. Q4 2020; and
o	Gold production of 145,656 ounces, an increase of 457% vs. Q1 2020 and of 66% vs. Q4 2020

•

Q1 2021 mill throughput of 9.81 million tonnes was 10% lower vs. Q1 2020 due to overall harder ore. Mill throughput was 2% higher than Q4 2020 due to the impact of scheduled mill maintenance in Q4 2020

•	Access to higher copper and gold grades in Q1 2021 is expected to continue through the remainder of the year

Force Majeure

On March 30, 2021, Oyu Tolgoi declared force majeure in connection with customer contracts for concentrate. Shipments of concentrate to its Chinese customers were suspended due to COVID-19 health and safety precautions related to Chinese-Mongolian border crossings. Oyu Tolgoi partially resumed its cross-border concentrate shipments into China on April 15, 2021, and is evaluating multiple contingencies to address the force majeure situation, including an alternative shipping route via Ulaanbaatar.

Turquoise Hill Resources Ltd.	Suite 3680 1 Place Ville-Marie	Telephone + 1 514 848 1567	info@turquoisehill.com

turquoisehill.com	Montreal, Quebec, Canada	Toll Free + 1 877 589 4455

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COVID-19 Update

Following the previously announced two confirmed cases of COVID-19 at site and a corresponding halt to underground work in March 2021, Oyu Tolgoi has carefully managed the situation, including through widespread testing and implementation of a quarantine period.

Accordingly, underground work has progressively resumed and continued to ramp-up as personnel return to site following the quarantine period and resumption of flights to site.

The COVID-19 situation in Mongolia remains fragile and subject to rapid change. Oyu Tolgoi is constantly adapting to the changing circumstances to prioritize the health and safety of its employees. The Company continues to work with Oyu Tolgoi and Rio Tinto to monitor closely any impacts of this ever-changing situation on current operations and the underground development.

Negotiations with the Government of Mongolia

Turquoise Hill and Rio Tinto have been in Ulaanbaatar since March to discuss with the Government of Mongolia a path forward to address outstanding issues that the Government of Mongolia has with respect to the Oyu Tolgoi underground development project including in relation to Parliamentary Resolution 92. Turquoise Hill remains committed to its presence in Mongolia and, in all discussions with Rio Tinto and the Government of Mongolia, is focused on maximizing value for all stakeholders including finding solutions that benefit the people of Mongolia in a meaningful way.

Underground Development

Oyu Tolgoi is progressing as planned in relation to the technical criteria for commencement of the undercut. Regulatory approvals by the Government of Mongolia are still pending and are critical elements to proceed with the decision to commence the undercut. The Company will update the market on the status of the regulatory approvals and the undercut decision in the coming weeks.

Oyu Tolgoi Tax Assessment

In February 2021, Oyu Tolgoi received notices of payment totalling $230 million relating to amounts disputed under an audit on taxes imposed and paid by Oyu Tolgoi between 2016 and 2018.

In March 2021, Oyu Tolgoi received notices of payment totalling $126 million relating to amounts disputed under an audit on taxes imposed and paid by Oyu Tolgoi between 2013 and 2015.

Turquoise Hill Resources Ltd.	Suite 3680 1 Place Ville-Marie	Telephone + 1 514 848 1567	info@turquoisehill.com

turquoisehill.com	Montreal, Quebec, Canada	Toll Free + 1 877 589 4455

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Under the applicable Mongolian tax law, the amounts were due and paid by Oyu Tolgoi. Notwithstanding, Oyu Tolgoi continues to dispute the amounts through a formal international arbitration proceeding and the Company remains of the opinion that Oyu Tolgoi has paid all taxes and charges required.

Oyu Tolgoi Production Data

All data represents full production and sales on a 100% basis

	1Q 2020	2Q 2020	3Q 2020	4Q 2020	1Q 2021	Full Year 2020
Open pit material mined (‘000 tonnes)	26,834	23,218	23,979	23,663	22,588	97,694
Ore treated (‘000 tonnes)	10,889	9,645	10,072	9,594	9,813	40,200
Average mill head grades:
Copper (%)	0.42	0.47	0.45	0.50	0.56	0.46
Gold (g/t)	0.15	0.19	0.21	0.41	0.68	0.24
Silver (g/t)	1.14	1.22	1.22	1.16	1.29	1.18
Concentrates produced (‘000 tonnes)	164.5	169.9	168.5	190.2	201.9	693.1
Average concentrate grade (% Cu)	21.4	21.5	21.5	21.9	22.5	21.6
Production of metals in concentrates:
Copper (‘000 tonnes)	35.2	36.5	36.3	41.6	45.4	149.6
Gold (‘000 ounces)	26	31	37	88	146	182
Silver (‘000 ounces)	214	212	219	231	255	876
Concentrate sold (‘000 tonnes)	125.9	194.3	167.9	181.5	186.3	669.6
Sales of metals in concentrates:
Copper (‘000 tonnes)	25.8	39.7	34.4	37.9	39.0	137.8
Gold (‘000 ounces)	20	31	34	66	111	150
Silver (‘000 ounces)	146	220	201	194	207	760
Metal recovery (%)
Copper	74.3	79.1	78.9	85.9	86.3	79.6
Gold	46.0	52.0	53.7	68.8	72.2	58.6
Silver	51.5	55.8	54.6	64.3	65.3	56.4

Turquoise Hill Resources Ltd.	Suite 3680 1 Place Ville-Marie	Telephone + 1 514 848 1567	info@turquoisehill.com

turquoisehill.com	Montreal, Quebec, Canada	Toll Free + 1 877 589 4455

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Contact

Investors and Media

Roy McDowall

+ 1 514-848-1506

roy.mcdowall@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Forward-looking statements and forward-looking information

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements and information regarding: discussions with, and the nature of the Company’s relationship and interaction with, the Government of Mongolia on the continued operation and development of Oyu Tolgoi, including with respect to the definitive estimate and the potential termination, amendment or replacement of the Oyu Tolgoi Mine Development and Financing Plan (“UDP”); the willingness and ability of the parties to the UDP to amend or replace the UDP; the implementation and successful execution of the funding plan that is the subject of the Heads of Agreement (“HoA”) and the amount of any additional future funding gap to complete the Oyu Tolgoi project as well as the amount and potential sources of additional funding required therefor, all as contemplated by the HoA; the expectations set out in the 2020 Oyu Tolgoi Technical Report (“OTTR20”); the timing and amount of future production and potential production delays; statements in respect of the impacts of any delays on the Company’s cash flows; expected copper and gold grades; the merits of the class action complaints filed against the Company in October 2020 and January 2021, respectively; the timing of studies, announcements and analyses; status of underground development; the mine design for Panel 0 of Hugo North Lift 1 and the related cost and production schedule implications; the re-design studies for Panels 1 and 2 of Hugo North Lift 1 and the possible outcomes, content and timing thereof; expectations regarding the possible recovery of ore in the two structural pillars, to the north and south of Panel 0; the possible progression of a state-owned power plant (“SOPP”) and related amendments to the Power Source Framework Agreement (“PSFA”) as well as power purchase agreements; the timing of construction and commissioning of the potential SOPP; sources of interim power; the potential impact of COVID-19, including any restrictions imposed by health or governmental authorities relating thereto on the Company’s business, operations and financial condition; capital and operating cost estimates; mill and concentrator throughput; the outcome of formal international arbitration proceedings; anticipated business activities, planned expenditures, corporate strategies, and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Company will operate in the future, including the price of copper, gold and silver; projected gold, copper and silver grades; anticipated capital and operating costs; anticipated future production and cash flows; the anticipated location of certain infrastructure in Hugo North Lift 1 and sequence of mining within and across panel boundaries; the availability and timing of required governmental and other approvals for the construction of the SOPP; the ability of the Government of Mongolia to finance and procure the SOPP within the timeframes anticipated in the PSFA, as amended; the willingness of third parties to extend existing power arrangements; the status and nature of the Company’s relationship and interaction with the Government of Mongolia on the continued operation and development of Oyu Tolgoi and Oyu Tolgoi LLC internal governance (including the outcome of any such interactions or discussions); the willingness and ability of the parties to the UDP to amend or replace the UDP; the nature and quantum of the current and projected economic benefits to Mongolia resulting from the continued operation of Oyu Tolgoi; the implementation and successful execution of the funding plan that is the subject of the HoA and the amount of any additional future funding gap to complete the Oyu Tolgoi project as well as the amount and potential sources of additional funding required therefor, all as contemplated by the HoA.

Turquoise Hill Resources Ltd.	Suite 3680 1 Place Ville-Marie	Telephone + 1 514 848 1567	info@turquoisehill.com

turquoisehill.com	Montreal, Quebec, Canada	Toll Free + 1 877 589 4455

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Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others: copper, gold and silver price volatility; discrepancies between actual and estimated production; mineral reserves and resources and metallurgical recoveries; development plans for processing resources; public health crises such as COVID-19; matters relating to proposed exploration or expansion; mining operational and development risks, including geotechnical risks and ground conditions; litigation risks, including the outcome of the class action complaints filed against the Company; the outcome of formal international arbitration proceedings; regulatory restrictions (including environmental regulatory restrictions and liability); Oyu Tolgoi LLC or the Government of Mongolia’s ability to deliver a domestic power source for the Oyu Tolgoi project within the required contractual time frame; communications with local stakeholders and community relations; activities, actions or assessments, including tax assessments, by governmental authorities; events or circumstances (including public health crises strikes, blockades or similar events outside of the Company’s control) that may affect the Company’s ability to deliver its products in a timely manner; currency fluctuations; the speculative nature of mineral exploration; the global economic climate; global climate change; dilution; share price volatility; competition; loss of key employees; cyber security incidents; additional funding requirements, including in respect of the development or construction of a long-term domestic power supply for the Oyu Tolgoi project; capital and operating costs, including with respect to the development of additional deposits and processing facilities; defective title to mineral claims or property; and human rights requirements. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking statements and information are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are reasonable and appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements or information.

With respect to specific forward-looking information concerning the continued operation and development of Oyu Tolgoi, the Company has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long-term domestic power source (or the availability of financing for the Company or the Government of Mongolia to construct such a source) for Oyu Tolgoi; the implementation and successful execution of the funding plan that is the subject of the HoA and the amount of any additional future funding gap to complete the Oyu Tolgoi project as well as the amount and potential sources of additional funding required therefor, all as contemplated by the HoA; the status and nature of the Company’s relationship and interaction with the Government of Mongolia on the continued operation and development of Oyu Tolgoi and Oyu Tolgoi LLC internal governance (including the outcome of any such interactions or discussions); the willingness and ability of the parties to the UDP to amend or replace the UDP; the nature and quantum of the current and projected economic benefits to Mongolia resulting from the continued operation of Oyu Tolgoi; the potential impact of COVID-19, including any restrictions imposed by health and governmental authorities relating thereto; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; delays, and the costs which would result from delays, in the development of the underground mine (which could significantly exceed the costs projected in OTTR20); projected copper, gold and silver prices and their market demand; and production estimates and the anticipated yearly production of copper, gold and silver at Oyu Tolgoi.

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as Oyu Tolgoi. It is common in mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up. Additionally, although Oyu Tolgoi has achieved Commercial Production, there is no assurance that future development activities will result in profitable mining operations.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section in the Company’s annual information for the year ended December 31, 2020 (“AIF”), as supplemented by the “Risks and Uncertainties” section of the Company’s management’s discussion and analysis for the fourth quarter and year ended December 31, 2020 (“MD&A”).

Readers are further cautioned that the list of factors enumerated in the “Risk Factors” section of the AIF and in the “Risks and Uncertainties” section of the MD&A that may affect future results is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements and information contained herein are made as of the date of this document and the Company does not undertake any obligation to update or to revise any of the included forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements and information contained herein are expressly qualified by this cautionary statement.

Turquoise Hill Resources Ltd.	Suite 3680 1 Place Ville-Marie	Telephone + 1 514 848 1567	info@turquoisehill.com

turquoisehill.com	Montreal, Quebec, Canada	Toll Free + 1 877 589 4455

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